UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2026

Commission File Number: 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave. Ste 550 Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Registered Direct Offering

On June 10, 2026, Core AI Holdings, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Purchaser agreed, subject to the satisfaction of certain conditions contained in the Purchase Agreement, to purchase the Company’s securities consisting of up to 1,969,444 of the Company’s common shares, no par value (the “Shares”), and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 3,975,000 common shares (the “Warrant Shares”), at a combined purchase price of $0.90 per Share and $0.89999 per Pre-Funded Warrant.

The issuance of the Shares, the Pre-Funded Warrants and the common shares underlying the Pre-Funded Warrants (the “Offering”) is pursuant to the Purchase Agreement and the Company’s Prospectus Supplement (the “Prospectus Supplement”) dated June 10, 2026 and filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5). The Pre-Funded Warrants are immediately exercisable at a nominal exercise price of $0.00001 per share and will expire when exercised in full. The Pre-Funded Warrants also have a cashless exercise provision as set forth in the Purchase Agreement and described in the Prospectus Supplement.

The Closing will occur on June 11, 2026 and the Company issued up to 1,969,444 Shares and Pre-Funded Warrants to purchase up to 3,975,000 common shares for aggregate gross proceeds of approximately $5.4 million, before deducting placement agent fees and other offering expenses payable by the Company.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purpose of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties.

The Company entered into a placement agency agreement (the “Placement Agency Agreement”) with D. Boral Capital LLC (the “Placement Agent”) on June 10, 2026, pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company, on a reasonable best efforts basis, in connection with the Offering. The Company has agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received in the Offering and to reimburse certain expenses incurred by the Placement Agent in connection with the Offering.

Pursuant to the terms of the Purchase Agreement and the Placement Agency Agreement, from the date of the Purchase Agreement until thirty (30) days after the Closing Date, neither the Company nor any of its subsidiaries may (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or common share equivalents or (ii) file any registration statement or any amendment or supplement thereto, in each case other than as contemplated by the Purchase Agreement, subject to certain exceptions for exempt issuances, including issuances pursuant to employee equity incentive plans and existing outstanding securities.

Electronic copies of the Prospectus Supplement and the related shelf registration statement on Form F-3 (File No. 333-291487), declared effective by the SEC on November 21, 2025 (the “Registration Statement”) may be obtained, when available, on the SEC’s website at http://www.sec.gov.

The foregoing descriptions of the Pre-Funded Warrant, Purchase Agreement, and the Placement Agency Agreement are only summaries and are qualified in their entirety by reference to the complete text of the form of Pre-Funded Warrant, Purchase Agreement, and Placement Agency Agreement, copies of which are attached as Exhibit 4.1, 10.1, and 10.2, respectively, to this Report on Form 6-K and are incorporated by reference herein, and such description and exhibits are incorporated by reference into the Registration Statement.

A copy of the opinion of the Company’s Canadian legal counsel is filed as Exhibit 5.1 to this Report on Form 6-K.

The consent of Bush & Associates CPA LLC, the Company’s independent public accounting firm, whose audit report is included in the Company’s Annual Report on Form 20-F, filed on May 15, 2026, as amended on May 26, 2026, is attached hereto as Exhibit 23.2 and is incorporated by reference into the Registration Statement.

A copy of the press release issued by the Company on June 10, 2026 announcing the pricing of the Offering is attached hereto as Exhibit 99.1.

In addition, the Company issued a press release on June 11, 2026, announcing the launch of the Company’s AI Home Design App: HomeGPT, which is attached hereto as Exhibit 99.2.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of CC Corporate Counsel Professional Corporation
10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agency Agreement
23.1	Consent of CC Corporate Counsel Professional Corporation (set forth in Exhibit 5.1)
23.2	Consent of Bush & Associates CPA LLC
99.1	Press Release issued by Core AI Holdings, Inc. on June 10, 2026
99.2	Press Release issued by Core AI Holdings, Inc. on June 11, 2026

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 11, 2026	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer

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